Exhibit 2
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                                  NEWS RELEASE


         BOSTON, MA -- May 4, 1999. Douglas Krupp, President of the General Partner of Krupp Realty Fund, Ltd.-III, said today in connection with an unsolicited cash tender offer by Madison Liquidity Investors 104, LLC offering $425 per Unit of Limited Partnership Interest, which commenced on April 21, 1999, that the Fund has been advised that an affiliate of the General Partners of the Fund intends, prior to the expiration of the Madison tender offer, to make its own offer to purchase Units in the Fund. There is no assurance that such an offer will be made. Because of the conflict of interest between the General Partners of the Fund and such affiliate, the Fund is not making a recommendation and is remaining neutral as to whether or not Unitholders should tender their Units pursuant to the Madison offer.

         For further information, Unitholders may contact Investor Communications of the Krupp Funds Group at 1-800-255-7877.

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